Exhibit 99.1

GREAT CANADIAN GAMING AND BROOKFIELD AWARDED GTA BUNDLE IN ONTARIO GAMING MODERNIZATION PROCESS
August 8, 2017 –Coquitlam, BC and Toronto, ON – Great Canadian Gaming Corporation (TSX:GC) ("Great Canadian") and Brookfield Business Partners L.P. (NYSE:BBU) (TSX:BBU.UN) ("Brookfield Business Partners") together with its institutional partners (collectively, "Brookfield"), announce today that they have been selected as the successful proponent by the Ontario Lottery and Gaming Corporation ("OLG") to operate certain gaming facilities in the Greater Toronto Area (the "GTA Bundle").

The GTA Bundle is the largest award by the OLG as part of the modernization of its casino operations. In 2016, its three facilities, OLG Slots at Woodbine, OLG Slots at Ajax Downs and Great Blue Heron Casino located in the Mississaugas of Scugog Island First Nation, generated gross gaming revenue of over $1 billion. These facilities have a combined total of over 4,000 slot machines, 60 table games and employ more than 2,200 staff.

As a result of this award, Great Canadian and Brookfield will acquire all the gaming assets in the GTA Bundle through a transition and asset purchase agreement with OLG, and will have the exclusive right to operate these assets for a minimum period of 22 years, in accordance with the requirements of a Casino Operating and Services Agreement.

Great Canadian and Brookfield will invest through a newly formed partnership, Ontario Gaming GTA LP (the "Partnership"), with Great Canadian and Brookfield each holding a 49% interest in the Partnership. Clairvest Group Inc. will hold a 2% interest. Great Canadian will operate the gaming facilities within the GTA Bundle on behalf of the Partnership.

 The Partnership will bring considerable gaming, urban redevelopment and hospitality expertise to the operations and strategic repositioning of the GTA Bundle. This development (subject to approvals) and modernization will include integrated property expansions that will enhance the gaming offerings to service the GTA market. It will also include leading world-class amenities consisting of state-of-the-art conference facilities, hotels and premier entertainment venues.

The Partnership will work closely with all vested stakeholders as it revitalizes the GTA Bundle to enhance guest experience for visitors from within the community, across the Province, and from around the world. The developments will increase local employment opportunities and bring significant economic benefit to the local communities and the Province of Ontario.

"We thank OLG for the award of the GTA Bundle on behalf of the partnership," stated Rod N. Baker, Great Canadian's President and CEO. "Great Canadian has a long gaming history in Canada and Ontario and in collaboration with OLG and our partners to deliver gambling responsibly. We look forward to this historic opportunity to service Canada's largest metropolitan region."

"We are excited to have been selected by OLG to operate the GTA Bundle," said Cyrus Madon, CEO, Brookfield Business Partners. "We look forward to working closely with Great Canadian. We will bring our capabilities in operations, development and retail to the Partnership to deliver expanded gaming options and premier entertainment that will enhance the experience of patrons and contribute to the surrounding communities."

The closing date for the acquisition of the assets and assumption of certain liabilities from OLG, including the signing of a casino operating and services agreement with OLG, is expected to be completed in early 2018, allowing for a seamless operational transition. Closing is subject to regulatory approvals and other customary conditions.

About Great Canadian Gaming Corporation:
Great Canadian Gaming Corporation is a Canadian based company that operates gaming, entertainment and hospitality facilities in British Columbia, Ontario, New Brunswick, Nova Scotia, and Washington State. The Company has 22 gaming properties, which consists of fourteen casinos, four horse racetrack casinos, three community gaming centres, one commercial bingo hall and four Diamond resort hotels in Richmond, British Columbia and in Moncton, New Brunswick. A key element of Great Canadian's business model is its commitment to social responsibility. "PROUD of our people, our business, our community" is Great Canadian's brand that unifies the company's community, volunteering and social responsibility efforts. Under the PROUD program, Great Canadian annually invests over $2.5 million in our communities, and in 2016, over 1,500 charitable organizations were supported by Great Canadian. In each Canadian gaming jurisdiction, a significant portion of gross gaming revenue from gaming facilities is retained by our crown partners on behalf of their provincial government for the purpose of supporting programs like healthcare, education and social services.

Media Contact:
Sonja Mandic,
Director Media Relations and Social Responsibility
Great Canadian Gaming Corporation
Tel: 604.889.7114
Email: smandic@gcgaming.com

About Brookfield Business Partners:
Brookfield Business Partners is a business services and industrial company focused on owning and operating high-quality businesses within Brookfield's private equity group that benefit from barriers to entry and/or low production costs. Brookfield Business Partners is listed on the New York and Toronto stock exchanges. Further information is available at http://bbu.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information. Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management, a leading global alternative asset manager with approximately $250 billion of assets under management. For more information, go to www.brookfield.com.

Media Contact:	Investors:
Claire Holland	Courtney Jardine
Tel: 416.369.8236	Tel: 416.369.2629
Email: claire.holland@brookfield.com	Email: courtney.jardine@brookfield.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION
Note: This news release contains "forward-looking information" within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words "will", "would", "future", "growth", "expect", "believe", "should", "may", derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters will tend to identify forward-looking statements. Forward-looking statements in this news release include statements regarding an investment by Brookfield Business Partners in the GTA Bundle, the closing of this transaction and the expected future growth prospects of this business.
Although we believe that the forward-looking statements we make are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Business Partners are subject to a number of known and unknown risks, uncertainties and other factors, many of which are beyond our control. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements in this news release include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits and in particular completion of the acquisition referred to in this news release, which cannot be assured; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.